UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies news reported in the media
—

Rio de Janeiro, July 24, 2025 – Petróleo Brasileiro S.A. – Petrobras, in relation to news reported in the media regarding a petition filed with the Administrative Council for Economic Defense (CADE), hereby announces that it has requested to join as a third party in the merger review proceedings evaluating the possible purchase of shares in NSP Inv., a subsidiary of Novonor S.A. (“Novonor”) which controls Braskem S.A., by Nelson Tanure.

According to the rules set forth in the Braskem Shareholders' Agreement, entered into between Petrobras and Novonor, Petrobras has preemptive and tag-along rights in the event of a direct or indirect sale of the shares held by Novonor in Braskem.

It should be clarified that Petrobras became aware, through a press release published by Braskem on July 17, 2025, of CADE's approval of a potential transaction involving Novonor's stake in Braskem. For this reason, the company requested that the competition agency allow it to join the proceedings as an interested third party, considering its rights under the aforementioned Shareholders' Agreement.

Petrobras also informs that it is awaiting CADE's decision on its request to join the aforementioned proceedings.

Finally, the Company reaffirms that no decision has been made regarding its stake in Braskem and that decisions on investments and divestments are based on careful analysis and technical studies, in compliance with governance practices and applicable internal procedures.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer